SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

KOPIN CORPORATION

(Name of Subject Company (issuer) and Filing Person (offeror))

Options to Purchase Shares of Common Stock, Par Value $0.01 per Share

(Title of Class of Securities)

500600101

(CUSIP Number of Class of Securities of Underlying Common Stock)

Richard Sneider

Chief Financial Officer

200 John Hancock Rd

Taunton, MA 02780

(508) 824-6696

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

John J Concannon, Esq.

Bingham McCutchen LLP

One Federal Street

Boston, MA 02110

(617) 951-8000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
[$184,486]	[$7.25]

*	Calculated solely for purposes of determining the filing fee. This amount is based on the Black-Scholes-Merton option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of [203,460] shares of the common stock of Kopin Corporation will be acquired pursuant to this offer, which may not occur.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, is based on a rate equal to $39.30 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet

The information set forth in the Offer to Purchase Eligible Options, dated August 28, 2008, filed as Exhibit 99.(a)(1)(A) hereto (the “Offering Memorandum”) in Part I under the heading “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2.	Subject Company Information

(a) Name and Address. The name of the issuer is Kopin Corporation, a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 200 John Hancock Rd., Taunton MA 02780 and the telephone number of that address is (508) 824-6696. The information set forth in the Offering Memorandum in Part III under Section 11 (“Information Concerning Kopin”) is incorporated herein by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to acquire outstanding “Eligible Options” (as defined in the Offering Memorandum) held by “Eligible Optionees” (as defined in the Offering Memorandum) to provide them with the opportunity to avoid or minimize the potential adverse personal tax consequences under Internal Revenue Code Section 409A with respect to their Eligible options. Each Eligible Optionee may elect to sell all of his or her Eligible Options to the Company upon the terms and subject to the conditions set forth in the Offering Memorandum and the exhibits attached thereto, including the related Election Form attached hereto as Exhibit 99.(a)(1)(B) (the “Election Form”) and the form of Cash Payment Right attached hereto as Exhibit 99.(a)(1)(C) (the “Cash Payment Right”) (as they may each be amended or supplemented from time to time, the “Offering Documents”). The Offer is currently set to expire at 11:59 p.m., Eastern Time, on September 26, 2008, but may be extended (such time and date, the “Expiration Date”). As of August 8, 2008, Eligible Options to purchase 213,148 shares of common stock of the Company were outstanding.

The information set forth in the Offering Memorandum in Part III under Section 1 (“Eligible Optionees; Eligible Options; Cash Payment; Additional Definitions; Offer; Terminated Employees; Offer Expiration Date; No Other Rights; Additional Considerations”) and Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Kopin Securities; Material Agreements with Directors and Executive Officers”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offering Memorandum in Part III under Section 9 (“Price Range of Common Stock Underlying Eligible Options”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

The Company is the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offering Memorandum in Part III under Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Kopin Securities; and Material Agreements with Directors and Executive Officers”) is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a) Material Terms. The information set forth in the Offering Memorandum in Part I under “Summary Term Sheet and Questions and Answers”, Section 1 (“Eligible Optionees; Eligible Options; Cash Payment; Additional Definitions; Offer; Terminated Employees; Offer Expiration Date; No Other Rights; Additional Considerations”), Section 3 (“Status of Eligible Options Not Purchased”), Section 4 (“Procedures for Electing to Participate in the Offer”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Eligible Options for Purchase”), Section 7 (Determination of Validity; Rejection of Eligible Options; Waiver of Defects; No Obligation to Give Notice of Defects”), Section 8 (“Conditions of the Offer”), Section 10 (“Source and Amount of Consideration”), Section 13 (“Status of Eligible Options Purchased Pursuant to the Offer), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Material U.S. Federal Income Tax Consequences”), Section 16 (“Extension of the Offer; Termination; Amendment”) and Section 19 (“Forward-Looking Statements; Miscellaneous”) is incorporated herein by reference.

(b) Purchases. None of the current or former officers or members of the Board of Directors of the Company is eligible to participate in the Offer, nor is any affiliate of the Company eligible to participate in the Offer, and, accordingly, no securities of such officers, directors or affiliates are to be purchased in the Offer.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The information set forth in the Offering Memorandum in Part III under Section 1 (“Eligible Optionees; Eligible Options; Cash Payments; Additional Definitions; Offer; Terminated Employees; Offer Expiration Date; No Other Rights; Additional Considerations”) and Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Kopin Securities; and Material Agreements with Directors and Executive Officers”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) Purposes. The information set forth in the Offering Memorandum in Part III under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offering Memorandum under Section 6 (“Acceptance of Eligible Options for Purchase”) and Section 13 (“Status of Eligible Options Purchased Pursuant to the Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offering Memorandum in Part III under Section 1 (“Eligible Optionees; Eligible Options; Cash Payments; Additional Definitions; Offer; Terminated Employees; Offer Expiration Date; No Other Rights; Additional Considerations”) and Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Kopin Securities; and Material Agreements with Directors and Executive Officers”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Offering Memorandum in Part III under Section 10 (“Source and Amount of Consideration”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offering Memorandum in Part III under Section 8 (“Conditions of the Offer”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Offering Memorandum in Part III under Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Kopin Securities; and Material Agreements with Directors and Executive Officers”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Kopin Securities; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitations or Recommendations. Not applicable.

Item 10.	Financial Statements

(a)	Financial Information.

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

(4) The information set forth in the Offering Memorandum in Part III under Section 11 (“Information Concerning Kopin”) is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

Item 11.	Additional Information

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Kopin Securities; and Material Agreements with Directors and Executive Officers”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits

The Exhibit Index included in this Tender Offer Statement on Schedule TO is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E–3

Not applicable.

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOPIN CORPORATION

By:	/s/ Richard S. Sneider
Name:	Richard Sneider
Title:	Chief Financial Officer
Dated:	August 28, 2008

EXHIBIT INDEX

Exhibit Number	Description
99.(a)(1)(A)	Offer to Purchase Eligible Options dated August 28, 2008

99.(a)(1)(B)	Form of Election Form

99.(a)(1)(C)	Form of Cash Payment Right

99.(a)(1)(D)	Form of Election Confirmation Statement

99.(a)(1)(E)	Email Notification to Eligible Optionees

99.(a)(5)	Employee Presentation

99.(b)	Not applicable.

99.(d)(A)	Filed with the SEC on April 20, 2001 as Appendix B to Proxy Statement filed pursuant to Rule 14a-6 of the Exchange Act, File No. 000-19882, and incorporated herein by reference.

99.(d)(B)	2001 Supplemental Equity Incentive Plan, as amended, filed as exhibit 4.5 to Registration Statement on Form S-8 filed on November 13, 2001, and incorporated herein by reference.

99.(g)	Not applicable.

99.(h)	Not applicable.